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MAR 31 2022

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SEC FILE NUMBER
[redacted]

8-22183

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Allegheny Investments, LTD

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

811 Camp Horne Road Suite 100
(No. and Street)

Pittsburgh	PA	15237
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steve Hawbaker	412-536-8041	shawbaker@alleghenyfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

S.R. Snodgrass, P.C.
(Name – if individual, state last, first, and middle name)

2009 Mackenzie Way Suite 340	Cranberry Township	PA	16066
(Address)	(City)	(State)	(Zip Code)

	74
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Ralph S. Boyd, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Allegheny Investments, LTD, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Treasurer

[signature: Mandy S. Schnupp]
Notary Public

Commonwealth of Pennsylvania - Notary Seal
Mandy S. Schnupp, Notary Public
Allegheny County
My commission expires April 1, 2022
Commission number 1282268
Member, Pennsylvania Association of Notaries

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALLEGHENY INVESTMENTS, LTD.

DECEMBER 31, 2021

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
Allegheny Investments, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allegheny Investments, Ltd. (the "Company") as of December 31, 2021; the related statements of income, changes in stockholders' equity, and cash flows for the year then ended; and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements under 15c3-3 of the Securities and Exchange Commission (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Allegheny Investments, Ltd.'s financial statements. The Supplemental Information is the responsibility of Allegheny Investments, Ltd.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
March 30, 2022

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	285,031
Deposits held in accounts with clearing organization		63,390
Equity securities		1,933,158
Other receivables		349,124
Furniture and fixtures - net of accumulated depreciation of $405,823		30,470
Prepaid expenses		128,944
Total assets	$	2,790,117

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued advisor payout	$	237,707
Accounts payable - related party		609,211
Accounts payable - clearing organization		19,499
Accrued expenses and other liabilities		295,807
Total liabilities	$	1,162,224
STOCKHOLDERS' EQUITY		
Common stock - voting; no par value; 100,000 shares authorized; 1,320 shares issued and 1,254 shares outstanding		150,181
Retained earnings		1,492,143
Treasury stock, 66 shares at cost		(14,431)
Total stockholders' equity	$	1,627,893
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,790,117

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2021

REVENUES		
Commission and advisory revenue:		
Investment advisory fees	$	4,992,207
Service fees and commissions on investment company shares		2,531,000
Commissions on annuities		1,243,920
Commissions on insurance		50,804
Commissions on partnership interests		38,375
Commissions on securities		13,842
Other Income		
Change in fair value of equity securities		73,291
Dividend income		24,576
Interest income		4
TOTAL REVENUES		8,968,019
EXPENSES		
Employee compensation and benefits		7,738,934
Brokerage fees		303,982
Other expenses		148,282
Communication & technology		129,965
Professional fees		75,658
Occupancy & equipment		69,179
Advertising		22,569
Travel & entertainment		9,006
TOTAL EXPENSES		8,497,575
NET INCOME	$	470,444

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2021

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2020	$ 150,181	$ 1,021,699	$ (14,431)	$ 1,157,449
Net income	-	470,444	-	470,444
Balance, December 31, 2021	$ 150,181	$ 1,492,143	$ (14,431)	$ 1,627,893

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021

OPERATING ACTIVITES		
Net income	$	470,444
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES		
Depreciation		6,274
Amortization		87,791
Change in fair value of equity securities		(73,291)
(INCREASE) DECREASE IN OPERATING ASSETS		
Proceeds from the sale of equity securities, net		(24,576)
Receivable from clearing organization		7,440
Other receivables		33,735
Prepaid expenses		12,046
INCREASE (DECREASE) IN OPERATING LIABILITES		
Accrued advisor payout		1,586
Accounts payable - related party		(746,251)
Accounts payable - clearing organization		19,499
Accrued expenses and other liabiliites		109,996
NET CASH USED IN OPERATING ACTIVITIES		(95,307)
INVESTING ACTIVITIES		
Disposal of furniture and equipment		3,014
NET CASH USED FOR INVESTING ACTIVITIES		3,014
DECREASE IN CASH AND CASH EQUIVALENTS		(92,293)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		377,324
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$	285,031

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – Allegheny Investments, Ltd. (the "Company") is an introducing broker-dealer firm, offering access to a wide range of financial products and services, and specializing in consumer-oriented financial planning. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the "Customer Protection Rule"). It does not hold funds or safe keep customer securities. The Company primarily clears securities transactions through National Financial Services, LLC (NFS) on a fully disclosed basis. For security transactions that do not clear through NFS, the Compnay limits those transactions to the nature of items described in Footnote 74 of the SEC Release 34-70073, and the associated SEC guidance, and as such, these transactions do not impair the Company's ability to operate under the Consumer Protection Rule.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments – Investments in equity securities have readily determinable fair values. Realized and unrealized gains and losses on equity securities are included in revenue.

Furniture and Fixtures – Furniture and fixtures are carried at cost, net of accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Depreciation – Depreciation is calculated using straight-line and various accelerated methods over the useful lives of the assets.

Assets and their economic lives or recovery period are as follows:

Assets	Economic Lives/ Recovery Period
Furniture and fixtures	3 - 10 years

Depreciation expense for the year ended December 31, 2021, amounted to $6,274.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible Assets – In 2015, the Company began purchasing books of business from existing investment advisors. These Intangible assets are amortized straight- line over the remaining useful life of the assets.

		2021
Beginning Balance	$	80,665
Subtract: Amortization		(80,665)
Ending Balance	$	-

Cash Flows – For purposes of the Statement of Cash Flows, the Company considers highly liquid investments, purchased with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash equivalents.

Concentrations of Credit Risk – The Company's principal activities include sales of securities, real estate partnerships, annuities, and insurance contracts with most of the clients located in the western Pennsylvania area. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Receivables – Receivables consist of revenue due to the Company, related primarily to commissions and service fees earned in the last month of the calendar year, being a distributor for various investment and insurance products. The Company has reviewed the accounts receivable, and management considers the balance at year-end to be substantially collectible.

Advertising Costs – The Company's policy is to expense advertising costs in the year in which they occur.

2. REVENUE RECOGNITION

In accordance with ASC Topic 606, the main types of revenue recognized by the Company are as follows:

Investment Advisory Fees - The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing investment advisory services is satisfied over time because the customer is receiving the benefits as they are provided by the Company. Advisory fee arrangements are based on a percentage applied to the customer's assets under advisement. Advisory fees are invoiced and received quarterly, semi-annually and (in a few instances) annually but are recognized as revenue ratably over the time they relate specifically to the services provided in that period. Advisory fees collected at the beginning of a service period are deferred and recognized as revenue as the service period elapses.

Service Fees and Commissions on Investment Company Shares - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

2. REVENUE RECOGNITION (continued)

The Company enters into arrangements with Investment Companies or Funds (Fund) to distribute or sell shares to investors / customers. The Company may receive service fees paid by the Fund up front, over time, or upon the investors exit from the Fund. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date or during the month in which the investments in the fund are held. The service fee is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are susceptible to factors outside the Company's influence. Since these factors are not determinable until the market value of the fund is known (usually monthly or quarterly) service fees are recognized over the passage of time as the Company has investments in the funds, in the period earned.

3. EQUITY SECURITIES

A summary of equity securities at December 31, 2021, is as follows:

	2021
Mutual funds - municipals	$ 1,933,158

4. INCOME TAXES

The Company, with the consent of its stockholders, has elected to have its income taxed as an S Corporation under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in other expenses on the Statement of Income. The Company's federal and state income tax returns for taxable years ending prior to 2018 are closed for purposes of examination by the Internal Revenue Service and state taxing authorities.

5. PROFIT SHARING PLAN

The Company is involved in a joint profit-sharing plan under Section 401(k) of the Internal Revenue Code with the other member of its controlled group. All full-time employees are eligible for the plan, regardless of age or years of service. The Company may, at the discretion of the Board of Directors, make a discretionary contribution into the Plan during the year. The Company's allocated contribution was $314,435 to the plan during the year ended December 31, 2021.

6. RELATED-PARTY TRANSACTIONS

The Company has a payable of $609,211 to an affiliated corporation for various expenses and distributions that have been allocated between the corporations based on the terms of the expense sharing agreement.

6. RELATED-PARTY TRANSACTIONS (continued)

Amounts included on the Statement of Income that have been paid by the affiliated organization, and are therefore related party transactions are as follows:

Balance December 31, 2020	$	1,348,946
Cash payments during 2021		(1,940,389)
Expenses:		
Employee compensation and benefits		1,331,595
401k discretionary contribution		300,000
Brokerage fees *		(629,050)
Occupancy & equipment		69,181
Communication & technology		284,340
Professional fees *		(56,525)
Advertising		17,338
Travel & entertainment		2,669
Other Expenses *		(118,894)
Balance December 31, 2021	$	609,211

* The expenses in these categories have been paid by Allegheny Investments and transferred to the affiliated organization resulting in a negative balance.

7. OPERATING LEASES OF AFFILIATE

An affiliate of the Company entered a seven-year lease for the facilities that both corporations currently occupy. The first payment on this lease agreement commenced in October of 2020. The total monthly rental is $55,891 for the first year; $58,680 for the next three years; and $61,557 for the remaining three years. The Company's portion of these rental payments under the expense sharing agreement is $5,215 for the first three years; $5,475 for the next three years; and $5,743 for the remaining three years.

The following is a schedule of the Company's portion of future minimum rental payments required under the above leases as of December 31, 2021:

Year Ended		Amount
2022	$	65,178
2023		65,698
2024		65,698
2025		68,382
2026		68,919
2027 and beyond		80,406

Rental expense amounted to $65,413 for the year ended December 31, 2021.

The Company has not applied the provisions of ASC-842- Leases, as the contractual lease agreement is between the affiliate and the lessor. The compnay records the payments to the affiliate as rent expense when they are made.

8. STOCKHOLDERS' EQUITY

The stockholders of the Company entered into an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that ownership of the Company will be determined by the cumulative gross revenues produced for the Company by each revenue producer at a price determined in accordance with the agreement. The agreement also requires that the Company redeem the shares owned by a stockholder upon death, disability, or retirement if those shares are not purchased by any of the other stockholders

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c3-1), which require the maintenance of minimum net capital and require that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $934,301 which was $856,819 in excess of its required net capital of $77,482. The Company's net capital ratio was 1.24 to 1.

10. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels are defined as follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available.

The following table presents the assets reported on the Statement of Financial Condition at their fair value as of December 31, 2021, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2021			
	Level I	Level II	Level III	Total
Equity Securities:				
Mutual funds- municipals	$ 1,933,158	$ -	$ -	$ 1,933,158

10. FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

		2021
Total change in fair value of equity securities	$	(73,291)
Less: gains on securities sold during the year		24,023
Plus: losses on securities sold during the year		-
Unrealized change on securities held at end of year	$	(49,268)

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument. Equity investment securities are valued based upon quoted market prices.

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract that creates an obligation or right to receive or deliver cash or another financial instrument from or to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

As certain assets such as furniture and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company. Additionally, certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, deposits held in accounts with clearing organization, receivables, payables, and accrued expenses.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's customer securities transactions are introduced on a fully disclosed basis with NFS. NFS carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein NFS may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and ensure that customer transactions are executed properly by NFS.

12. SUBSEQUENT EVENTS

Management has reviewed events occurring through March 30, 2022, the date the financial statements were issued, and no other subsequent events occurred requiring accrual or disclosure.

SUPPLEMENTARY INFORMATION

ALLEGHENY INVESTMENTS, LTD.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

NET CAPITAL		
Total stockholders' equity	$	1,627,893
Less Nonallowable assets:		
Receivables from brokers or dealers		329,612
Receivable from non-customers		19,512
Furniture and equipment		30,470
Prepaid expenses		128,944
TOTAL NONALLOWABLE ASSETS		508,538
NET CAPITAL BEFORE HAIRCUTS		1,119,355
Haircuts on trading securities - other		(185,054)
NET CAPITAL	$	934,301
AGGREGATE INDEBTEDNESS		
Accounts payable, accrued expenses	$	1,162,224
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement	$	77,482
Minimum dollar net capital requirement	$	50,000
Net capital requirement	$	77,482
Excess net capital	$	856,819
Ratio: Aggregate indebtedness to net capital		1.24 to 1
NET CAPITAL, AS REPORTED IN COMPANY'S UNAUDITED FOCUS REPORT (FORM X 17A 5, PART IIA)	$	942,344
ADJUSTMENTS		
Adjustment to correct Cost Allocation		(7,937)
Adjustment to record SIPC-7 Payment		(106)
AUDITED NET CAPITAL	$	934,301

ALLEGHENY INVESTMENTS, LTD.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

Schedule II

All customer transactions are cleared through another broker-dealer on a fully disclosed basis

Name of Clearing firm - National Financial Services

Allegheny Investments, Ltd. is exempt from the reserve requirements under SEC Rule 15c3-3 paragraph k2ii.

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Allegheny Investments, Ltd.
Pittsburgh, Pennsylvania

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Allegheny Investments, Ltd. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report, and as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression

of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
March 30, 2022

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

022183 FINRA DEC
ALLEGHENY INVESTMENTS, LTD
STONE QUARRY CROSSING
811 CAMP HORNE ROAD SUITE 100
PITTSBURGH, PA 15237-1282

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

STEVE HAWBAKER 412-536-8041

2. A. General Assessment (item 2e from page 2) $261

B. Less payment made with SIPC-6 filed (**exclude interest**) (156)

7-30-21
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 106

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $106

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $106

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALLEGHENY INVESTMENTS, LTD
(Name of Corporation, Partnership or other organization)

DocuSigned by:
[signature]
78128892677A43F...
(Authorized Signature)

PRESIDENT
(Title)

Dated the 28 day of FEBRUARY, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

… NET OPERATING REVENUES” AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/21

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$8,965,518
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8,740,507
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	50,832
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	8,791,339
2d. SIPC Net Operating Revenues	$174,179
2e. General Assessment @ .0015	$261

(to page 1, line 2.A.)

EXEMPTION REPORT
Pursuant to SEA Rule 17a-5(4)(b)
For the Fiscal Period Ending December 31, 2021

I, Ralph S. Boyd, Treasurer, certify that, to the best of my knowledge and belief, the following statements made on behalf of SEC registered broker/dealer and FINRA member firm, Allegheny Investments, LTD, CRD # 7597, are true, accurate and complete:

- The Firm claimed an exemption from SEA Rule 15c3-3, (Customer Protection Rule) provided by paragraph k(2)(ii) of the Rule, for the fiscal period referenced above. The provisions of the Customer Protection Rule are not applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirement of SEA Rule 17a-3 and Rule 17a-4 as are customarily made and kept by a clearing broker or dealer.

- For the fiscal period referenced above, the Firm met the exemption provisions of paragraph k(2)(ii), without exception. The Firm clears customer transactions through National Financial, (CRD 13041) and promptly transmits all customer funds and securities to the clearing firm, which carries all of the accounts of such customers.

- The Firm has not recorded any exceptions to the exemption provisions of k(2)(ii) for the fiscal period referenced above.

- The Firm also conducted subscription-way business, deemed to be a non-covered activity contemplated by Footnote 74 of the SEC Release No. 34-70073, and did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of SEC Rule 15c2-4, (ii) did not carry accounts of or for customers, and (iii) did not carry proprietary securities account of a broker or dealer (PAB) accounts (as defined in SEC Rule 15c3-3).

Allegheny Investments, LTD

DocuSigned by:
Ralph S. Boyd, Jr.
1E46D94E8E5C4CF...
Signature

3/25/2022 | 4:26 PM EDT
Date

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Allegheny Investments, Ltd.
Pittsburgh, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to the Securities and Exchange Act Rule 17a-5(4)(b), in which Allegheny Investments, Ltd. (the "Company") stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the "exemption provisions"), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception;

2. The Company is also filing this Exemption Report pursuant to the Securities and Exchange Act Rule 17a-5(4)(b) because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions, and that the Company's other business activities were limited to effecting securities transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company);

S.R. Snodgrass, P.C. • 2009 Mackenzie Way, Suite 340 • Cranberry Township, Pennsylvania 16066 • Phone: 724-934-0344 • Fax: 724-934-0345

(2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
March 30, 2022